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                             September 15, 2020

       Scott M. Shaw
       Chief Executive Officer
       Lincoln Educational Services Corp.
       200 Executive Drive, Suite 340
       West Orange, New Jersey 07052

                                                        Re: Lincoln Educational
Services Corp
                                                            Registration
Statement on Form S-3
                                                            Filed August 31,
2020
                                                            File No. 333-248506

       Dear Mr. Shaw:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In some our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-3 filed August 31, 2020

       General

   1. It appears that you are registering for resale the common stock that the 12,700 shares of
                                                        Preferred Stock you
issued in a private placement last year are convertible into, based upon your definition of
Conversion Shares, which you use under the headings
                                                        "Description of Capital
Stock" and "Selling Stockholders." If you intend to register these shares, please revise
your facing page, prospectus cover page and your disclosure to identify the aggregate
number of shares you are registering for resale. While you may omit certain
disclosures concerning the identity of the selling stockholders pursuant to
                                                        Rule 430B under the
Securities Act of 1933, you are not permitted to omit the aggregate number of shares you
are registering on behalf of the selling stockholders. Please revise.
 Scott M. Shaw
Lincoln Educational Services Corp.
September 15, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 if
you have any questions.



FirstName LastNameScott M. Shaw                            Sincerely,
Comapany NameLincoln Educational Services Corp.
                                                           Division of
Corporation Finance
September 15, 2020 Page 2                                  Office of Trade &
Services
FirstName LastName